

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Trevor Newton
Chief Executive Officer
Strata Power Corp
500 - 4th Avenue SW
Suite 2500
Calgary, AB, Canada
T2P 2V6

> **Re: Strata Power Corp**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 000-50934**

Dear Trevor Newton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation